


03045267

PRESS RELEASE

Nestlé Turkey to Concentrate on Core Businesses – Sale of Dairy Operations

Vevey, 17 December 2003 – The Nestlé Group has reached an agreement on the sale of its dairy business in Turkey to Danone.

The transaction concerns the Nestlé Turkey chilled dairy and UHT milk products. Nestlé will, however, retain the control and maintain a presence in the dairy market in Turkey through one of its key strategic brands, Nesquik, and through Nestlé Cocuk growing up milk, both in ready-to-drink form, to be initially manufactured by Danone for Nestlé. The transaction also involves, in particular, the transfer of the Gönen factory and of the Mis brands to Danone. The deal is subject to regulatory approval in Turkey.

Nestlé Turkey made this decision in line with the Group's objective to achieve sustainable, capital efficient and profitable long-term growth. The sale of this business will allow Nestlé Turkey to grow faster in the promising Turkish market by focusing its resources on its well-established core categories such as confectionery, culinary, infant nutrition, breakfast cereals, coffee and water.

The move in Turkey follows several decisions made in Western Europe in the chilled dairy sector. Because the European dairy market remains a key strategic area for Nestlé, the Group has launched a series of initiatives aimed at refocusing and prioritizing this sector. Thus, the LC1 brand was recently licensed to a third party in Germany. More recently, Nestlé has announced an agreement with Emmi in Switzerland concerning the production and distribution of its Hirz chilled dairy lines.

Contacts:

Media:	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*